February 16, 2018

Mara L. Ransom, Assistant Director
Office of Consumer Products
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	Amazon.com, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
File No. 0-22513

Dear Ms. Ransom:
On behalf of Amazon.com, Inc., this responds to your letter of January 22, 2018, regarding our Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 10-K”). Your comment is set forth below, followed by our response.
Notes to Consolidated Financial Statements
Note 1 - Description of Business and Accounting Policies
Technology and Content, page 43

1.
We have reviewed your response to comment 2. You state “[b]ecause of our relentless focus on innovation, we do not believe that separate disclosure of the costs associated with activities of the type set forth in ASC 730-10-55-1 would be material to an understanding of the business.” You also state “[w]e believe that providing a metric that is narrowly defined by the activities set forth in ASC 730-10-55-1 and not used by management because it is considered to be incomplete would fail to meet the objective of being useful information in the context of [y]our operations.” Please address the following:

•
Whether research and development costs, as defined in ASC 730-10-55-1, are quantitatively material, and if so, why research and development costs are not material from a qualitative perspective given that true R&D costs have some future benefit not characteristic of a typical expense;

•
Whether you are able to reasonably identify or estimate research and development costs. If you are unable to identify or estimate research and development costs, please explain in detail the reasons for your inability;

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Whether you are able to separately quantify technology from content costs and whether technology or content costs houses the majority of ASC 730-10-55-1 type research and development costs, and if not, the reasons for your answer. In this regard, please supplementally provide a description of the top 5 components of technology costs and content costs. Please tailor your description for the uninitiated; and

February 16, 2018

•
Whether you are able to discuss the trends in each of the components (research and development costs, other technology costs and content costs) of technology and content costs in management’s discussion and analysis of results of operations.

Lastly, if true, we believe that you should clearly disclose that you are unable to capture research and development costs as set forth in ASC 730-10-55-1 including the reasons for your inability.
Response
We continuously seek to invent on behalf of our customers and to improve their experience through improvements to our websites, enhancements to existing products and services, and development of new product and service offerings (including through Amazon Web Services, or AWS). These innovation activities are largely directed at enhancing the customer experience (what we refer to as inventing to delight the customer). As such, they are designed not only to provide for a rewarding experience when customers interact with us currently, but also to enhance customer loyalty and generate future benefits. In addition, these innovation activities encompass thousands of projects at any one point in time. As we noted in a prior comment response, the volume and diversity of these activities is best illustrated in the Highlights section of our quarterly earnings releases, which are attached as exhibits to our Item 2.02 Form 8-Ks. In these documents we list many of our innovations that were introduced during the quarter, typically spanning multiple pages, product and service categories, and customer groups.
Because our business model encourages the simultaneous research, design, development, and maintenance of both new and existing products and services, any dividing line between those costs described in ASC 730-10-55-1 and ASC 730-10-55-2 would be imprecise and inconsistent with our approach to innovation. Moreover, we believe that disclosure of only those types of activities set forth in ASC 730-10-55-1 would underrepresent the level of investments we are making on behalf of our customers. This is because our employees routinely work concurrently on multiple projects that could be defined as research and development in nature and also on more routine, ongoing activities to refine, enrich, or otherwise improve our existing products and services. After we introduce a new product or service, we routinely work to further develop and enhance that product or service, often “doubling down” (spending more time and resources) in response to our customers’ reactions to refine, enhance, and expand that particular product or service. This approach to our innovation activities is frequently and routinely repeated across our businesses, from our AWS and Prime service offerings, to our website functionality, to our devices, content, and other offerings. For example, our teams are constantly working to build new Alexa skills and simultaneously refining and enriching Alexa’s abilities to comprehend and implement voice commands, and these activities fall on a continuum of those described in ASC 730-10-55-1 and ASC 730-10-55-2. Whatever amounts we spent to formulate, test, and design Alexa would be less than the effort (and cost) we have devoted, and are continuing to devote, to refine, enrich, and otherwise improve on Alexa.1 Nevertheless, as a result of these activities, Alexa is clearly a different offering than it was when it was first introduced. In this and countless other instances, the distinctions attempted between ASC 730-10-55-1 and ASC 730-10-55-2 do not meaningfully reflect the nature and range of activities that we undertake to invent for our customers.
The foregoing factors have led us to conclude that the activities narrowly defined by ASC 730-10-55-1 are not material because they would not provide investors with information that investors would consider important to an investment decision or change the total mix of information. In reassessing this conclusion

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1
For example¸ in our fourth quarter 2017 earnings release, our chief executive officer stated that, based on the success of Alexa, the Company expects to “double down” on it. See Exhibit 99.1 to our Form 8-K filed on Feb. 1, 2018.

February 16, 2018

in response to your comment, we discussed with our investor relations department whether quantifying traditional research and development costs within the scope of ASC 730-10-55-1 would be meaningful or useful for investors, and we also reviewed our earnings call transcripts for the past three years to see whether investors ask questions about research and development costs within the scope of ASC 730-10-55-1. These discussions and review reaffirmed that such costs are not material for two reasons. First, as discussed above, because of the range of innovation activities we undertake to support the hundreds of millions of different products and services that we offer, aggregate research and development cost data would not indicate any particular area of activity and would not reveal trends with regard to development efforts that are material to an understanding of our business. Second, we believe that distinguishing between costs attributable to activities of the type described in ASC 730-10-55-1 and those attributable to activities described in ASC 730-10-55-2 would be confusing and misleading to investors, as the resulting disclosures would not fairly present the investments we make in order to offer a wide variety of products and services to our customers. These conclusions are supported by the fact that during the past three years we received only one question regarding research and development costs during our earnings calls. Notably, on that one occasion, the question reflected an incorrect assumption that research and development costs would trail off and eventually lead to higher operating margins.2 Thus, this question does not accurately reflect the fact that we continue to make significant investments in products and services that go beyond what would be characterized as research and development costs under ASC 730-10-55-1. Finally, as we have discussed previously, we also do not manage our personnel, projects, or budgets in a manner that distinguishes between activities that would fall within ASC 730-10-55-1 versus ASC 730-10-55-2, so the distinction also would not provide investors with insights into how we view our businesses.
We have disclosed in our Annual Report on Form 10-K for the year ending December 31, 2017 and in prior Forms 10-K the principal components of technology and content costs. Specifically, the components of the costs included in Technology and content primarily include payroll and related costs associated with technical teams responsible for expanding our existing products and services and initiatives to introduce new products and services, and infrastructure costs, which includes depreciation of equipment necessary to support AWS and our innovation efforts. Other components are immaterial and include overhead type items, including facilities costs, telecommunications, insurance, licenses, supplies, professional fees, etc.
We also have described material trends in the components of our technology and content costs. For example, in the Management’s Discussion and Analysis section of our Annual Report on Form 10-K for the year ending December 31, 2017, we state that the increase in technology and content costs in absolute dollars in 2016 and 2017, compared to the comparable prior year periods, is primarily due to increased payroll and related costs associated with technical teams responsible for expanding our existing products and services and initiatives to introduce new products and service offerings, and an increase in spending on technology infrastructure. There are currently no identifiable trends within the other components of our technology and content costs that would be material to an understanding of our innovation efforts.
For the foregoing reasons, we believe that trying to separate innovation activities that fall on a continuum of those described in ASC 730-10-55-1 and ASC 730-10-55-2 is not a useful exercise for our investors in considering the level of spending we have made or will make on behalf of our customers. We also believe

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2
Specifically, the only analyst question regarding R&D during the past three years arose with respect to our first quarter 2015 results, when an analyst asked, “Second question on AWS. As you look at expenses like R&D … are they still growing significantly? In other words, is there room for significant margin expansion at some point in the future when AWS is, I don't know, three, five, or ten times its current size? Or, do you expect R&D to scale up at the same rate as revenues?”

February 16, 2018

any methodology to identify and allocate costs associated with our innovation among these discrete types of costs would require such subjective judgements that the resulting information would lack relevance and, in our view, the resulting disclosure of only those costs associated with ASC 730-10-55-1 would be misleading and confusing to investors. We similarly believe that it would not be useful to provide an explanation in our filings as to why we do not disclose amounts that could be categorized as ASC 730-10-55-1 costs, since such amounts are not material. We respectfully believe as well that it is not common, and therefore could confuse investors, to provide disclosure on why immaterial information is not presented in a company’s filings.
If you have any questions or further comments, please contact me by email at shelleyr@amazon.com or by phone at (206) 266-5598.

Very truly yours,

/s/ Shelley L. Reynolds

Shelley L. Reynolds
Vice President, Worldwide Controller
Amazon.com, Inc.

cc:	William H. Thompson, Accounting Branch Chief
Division of Corporation Finance

Ta Tanisha Meadows, Staff Accountant
Division of Corporation Finance

Danilo Castelli, Staff Attorney
Division of Corporation Finance

Audit Committee of the Amazon.com, Inc. Board of Directors
Jeffrey P. Bezos
President and Chief Executive Officer
Amazon.com, Inc.

Brian T. Olsavsky
Senior Vice President and Chief Financial Officer
Amazon.com, Inc.

David A. Zapolsky
Senior Vice President, General Counsel, and Secretary
Amazon.com, Inc.

February 16, 2018

David Heselton
Partner
Ernst & Young LLP

Ronald O. Mueller
Partner
Gibson, Dunn & Crutcher LLP